Cadbury plc (the “Company”)
Announcement of transactions in American Depositary Receipts (“ADRs”) by Persons Discharging
Managerial Responsibility (“PDMRs”)

The Company was notified on 28 October 2009 that, on 27 October 2009, the following PDMRs acquired ADRs (each whole ADR representing four ordinary shares in the capital of the Company) through an exercise of options under the Company’s all-employee US Employees Share Option Plan at a price of US$43.89 per ADR.

James Chambers Antonio Fernandez Henry Udow	341 ADRs 227 ADRs 284 ADRs

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in New York.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

28 October 2009